UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

Dated:  August 4, 2010

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: August 4, 2010	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release                                                                                     Date: August 3, 2010
10-32-TR

Teck Announces Pricing of US$750 Million of 7 and 30 Year Notes

Vancouver, BC – Teck Resources Limited (“Teck”, TSX: TCK.A and TCK.B, NYSE: TCK) announced today that it has priced its previously-announced offering of senior unsecured notes.

Teck will issue US$750 million in aggregate principal amount of notes, consisting of US$300 million aggregate principal amount of 3.85% notes due 2017 and US$450 million aggregate principal amount of 6.00% notes due 2040.  The notes will be unconditionally guaranteed on a senior unsecured basis by Teck Metals Ltd., a wholly owned subsidiary of Teck.  The offering is expected to close on or about August 17, 2010, subject to customary closing conditions.

Teck expects to receive aggregate net proceeds of approximately US$741 million from the offering, after deducting underwriting discounts and estimated offering expenses.

Teck intends to use the net proceeds from this offering together with cash on hand, if necessary, to fund the purchase of its 9.75% senior secured notes due 2014 and 10.25% senior secured notes due 2016 that are tendered and accepted for purchase in its tender offer commenced on August 3, 2010.

Banc of America Securities LLC, Citigroup Global Markets Inc. and JP Morgan Securities Inc. are acting as joint book-running managers for the offering.

This news release shall not constitute an offer to sell, a solicitation to buy or an offer to purchase or sell any securities. The notes offering is being made pursuant to an effective shelf registration statement in the United States and a private placement in Canada. A copy of the prospectus and related prospectus supplement may be obtained by visiting the SEC’s website at www.sec.gov or by calling Banc of America Securities LLC at (800) 294-1322 (toll-free), Citigroup Global Markets Inc. at (877) 858-5407 (toll-free) and J.P. Morgan Securities Inc. at (212) 834-4533 (collect).

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). The forward-looking statements in this news release include statements concerning the expected net proceeds from the offering of the notes, the closing of the proposed notes, including the timing thereof, and the intended use of proceeds.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to, risks relating unexpected expenses involved in the offering of the notes, conditions in financial markets, investor response to Teck’s tender offer, and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

For further information please contact:
Marcia Smith
Vice President, Corporate Affairs
Teck Resources Limited
(604) 699-4616
marcia.smith@teck.com

Investor Contact:
Greg Waller
Teck Resources Limited
Tel.: (604) 699-4014
greg.waller@teck.com

2